AFRIORE LIMITED

SUPPL

AFRIORE

Consolidated Interim Financial Statements
Expressed in Canadian Dollars
May 31, 2004
Unaudited, prepared by management

These unaudited consolidated financial statements of AfriOre Limited (the "Company") have not been reviewed by the auditors of the Company. This notice is being provided in accordance with section 4.3(3)(a) of National Instrument 51-102 Continuous Disclosure Obligations.

AfriOre Limited
Consolidated Balance Sheets
Expressed in Canadian Dollars

	Note	May 31, 2004 (Unaudited)	February 29, 2004 (Audited)
Assets			
Current			
Cash and cash equivalents		**$ 2,771,294**	$ 3,000,502
Cash – project specific	3	**1,159,911**	1,398,660
Receivables		**959,379**	843,532
Inventories	4	**1,620,930**	2,185,165
Other		**340,862**	312,104
		6,852,376	7,739,963
Coal assets	5	**4,465,177**	4,439,015
Property and equipment	6	**59,245**	65,109
Exploration properties	7	**4,984,539**	4,263,820
Trust funds	8	**517,432**	443,249
		$ 16,878,769	$ 16,951,156
Liabilities			
Current			
Taxes payable		**$ 27,311**	$ 21,109
Accounts payable and accrued liabilities		**1,610,683**	1,611,221
Due to bank		**–**	191,356
Debenture liability	9	**1,451,091**	1,415,138
Current portion of advances	3	**1,159,911**	1,398,660
Current portion of debt	10,14	**122,902**	1,006,338
		4,371,898	5,643,822
Long term			
Long term portion of debt	10	**922,098**	–
Long term portion of advances	3	**1,499,804**	1,013,932
Deferred gain		**1,858,703**	1,905,992
Reclamation provision		**929,710**	900,350
Future income taxes		**1,309,494**	1,185,596
		6,519,809	5,005,870
Shareholders' Equity	2,11	**5,987,062**	6,301,464
		$ 16,878,769	$ 16,951,156

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars

	Note	Three months ended May 31, 2004	May 31, 2003
Coal operation			
Revenue		**$ 3,051,852**	$ 1,782,400
Production costs		**(2,786,462)**	(1,404,074)
Depreciation and amortization		**(152,633)**	(168,088)
		112,757	210,238
Other income and expenses			
Other income		**191,129**	182,300
Interest expense		**(60,987)**	(66,109)
Gain (loss) on foreign exchange		**(5,848)**	(19,068)
Amortization of deferred purchase price		**(25,488)**	(31,947)
		98,806	65,176
Corporate and exploration expenses			
Administrative and project management costs		**(545,222)**	(606,551)
Exploration and project evaluation		**(14,078)**	(41,614)
Depreciation and amortization		**(9,833)**	(8,041)
Write down of other assets and gains (losses) on asset disposal		**(2,484)**	-
		(571,617)	(656,206)
(Loss) income before taxes		**(360,054)**	(380,792)
Income taxes		**99,814**	-
Loss for the period		**(459,868)**	(380,792)
Basic loss per share	13	**($ 0.01)**	($ 0.01)
Diluted loss per share		**($ 0.01)**	($ 0.01)
Deficit, beginning of period, as previously reported		**(20,109,007)**	(17,232,040)
Change in accounting policy for stock-based compensation	2	**(663,473)**	-
Deficit, beginning of period, as restated		**(20,772,480)**	(17,232,040)
Loss for the period		**(459,868)**	(380,792)
Accretion of debenture		**-**	22,439
Deficit, end of period		**(21,232,348)**	(17,590,393)

See accompanying notes to the consolidated financial statements.

AfriOre Limited

Unaudited, Consolidated Statements of Cash Flows

Expressed in Canadian Dollars

	Note	Three months ended **May 31, 2004**	May 31, 2003
Cash derived from (applied to):			
Operating Activities			
Loss for the year		**($ 459,868)**	($ 380,792)
Items not affecting cash:			
Future taxes		**99,815**	-
Write down of other assets and (gains) losses on asset disposal		**2,484**	-
Amortization of deferred gain		**(47,289)**	(47,289)
Amortization of deferred purchase price		**25,488**	31,947
Depreciation and amortization		**162,465**	176,129
Debenture interest		**37,397**	23,425
Compensation expense		**-**	53,349
Other		**(35,165)**	(7,290)
Net operating working capital changes		**473,820**	(351,530)
		259,147	(502,051)
Investing Activities			
Deferred purchase price paid	14	**(1,045,000)**	-
Coal assets		**(54,967)**	(124,825)
Property and equipment		**(2,055)**	(2,410)
Proceeds on asset disposition		**-**	-
Trust funds		**-**	-
Exploration properties		**(720,719)**	(238,847)
		(1,822,741)	(366,082)
Financing Activities			
Common shares issued for cash		**42,250**	1,052,834
Environmental trust account		**(57,958)**	(13,777)
Long term advances – Wits Basin		**247,123**	-
Operating loan–repayments		**-**	(80,664)
Operating loan–advances		**1,045,000**	-
Capital lease obligations		**(19,815)**	(31,094)
Bank overdraft		**(191,734)**	183,130
Debenture		**-**	1,500,000
		1,064,866	2,610,429
Foreign exchange impact on cash balances		**30,771**	(2,473)
(Decrease) increase in cash and cash equivalents during the period		**(467,957)**	(1,739,823)
Cash and cash equivalents, beginning of period		**4,399,162**	1,337,993
Cash and cash equivalents, end of period		**$ 3,931,205**	$ 3,077,816
Cash - project specific		**1,159,911**	
Cash and cash equivalents		**2,771,294**	
Cash and cash equivalents, end of period		**$ 3,931,205**	

1. ACCOUNTING POLICIES

The unaudited, consolidated financial statements of AfriOre Limited (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as those disclosed in note 2 of the Company's consolidated financial statements for the year ended February 29, 2004. These interim financial statements should be read in conjunction with the consolidated financial statements and notes for the year ended February 29, 2004 included in the Company's 2004 Annual Report. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full year ending February 28, 2005.

2. ADOPTION OF NEW ACCOUNTING POLICIES

Stock-Based Compensation Plans
Effective March 1, 2004, the Company has adopted the recommendations of revised Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now requires the Company to adopt the fair value based method for all stock-based awards granted on or after March 1, 2002.

This change in accounting policy has been adopted retroactively to March 1, 2002. Previously, the Company was only required to disclose in the notes to the consolidated financial statements the pro forma effect of compensation in respect of stock options granted to employees and directors after March 1, 2002. In accordance with the CICA handbook, section, 3870, only stock options granted on, or after, the initial adoption date of section 3870 are recognized in the financial statements. No compensation expense is recorded for stock options awarded and outstanding prior to March 1, 2002.

The fair value of the options granted is estimated at the date of the grant using the Black-Scholes valuation model. The effect of the restatement was to increase the accumulated Deficit as of February 29, 2004 by $663,473 and to increase the Employee and Directors Options and Capital Stock by $626,948 and $36,525 respectively. There was no effect on the loss reported in the first quarters of fiscal 2004 and 2005 as there were no employees' or directors' options granted or exercised in those periods.

The following is a summary of the impact of the change in accounting policy, for the years ended February 29, 2004 and February 28, 2003 respectively, on the net loss and basic and diluted earnings per share.

	For the year ended February 29, 2004 (before policy change)	**For the year ended February 29, 2004 (restated)**	For the year ended February 28, 2003 (previously reported)	For the year ended February 28, 2003 (restated)
(Loss) income before stock-based compensation and taxes	$(2,766,709)	$(2,766,709)	$ 91,970	$ 91,970
Stock-based compensation	–	(349,376)	–	(314,097)
(Loss) before income taxes	(2,766,709)	(3,116,085)	91,970	(222,127)
Taxation	110,258	110,258	169,613	169,613
Net (Loss)	(2,876,967)	(3,226,343)	(77,643)	(391,740)
Basic and diluted (loss) per share before policy change	$(0.10)		$(0.00)	
Basic and diluted (loss) per share adjusted		$(0.12)		$(0.02)

3. CASH – PROJECT SPECIFIC

In terms of the FSC gold project joint venture agreement, Wits Basin Precious Minerals Inc. ("WBPM") is to provide funding of up to US$3.5 million. This funding is project specific and may only be spent on the FSC project. The amount of $1,159,911 represents the cash balances held at May 31, 2004 that are specific to the FSC gold project.

Upon funding US$2.1 million, WBPM may convert the advances to a 35% equity stake in the FSC project. Should AfriOre elect at any time to discontinue exploration expenditure, WBPM may elect to have any project specific cash balances on hand at that time refunded to them. The portion of total advances made to date that WBMP may withdraw in cash is shown as a current liability.

	May 31, 2004	February 29, 2004
WBPM Advances	**$ 2,659,715**	$ 2,412,592
Less classified as current	**1,159,911**	1,398,660
Long-term portion	**$ 1,499,804**	$ 1,013,932

4. INVENTORIES

At period end, inventories are comprised of the following:

	May 31, 2004	February 29, 2004
Coal tonnes (100%)	**64,210**	92,891
Coal ($)	**$ 1,121,705**	$ 1,701,601
Materials and supplies	**499,225**	483,564
50% attributable to AfriOre	**$ 1,620,930**	$ 2,185,165

5. COAL ASSETS

	May 31, 2004			February 29, 2004
	Cost	**Accumulated depreciation and amortization**	**Net book value**	Net book value
Plant and equipment	**$ 5,584,191**	**($ 2,656,600)**	**$ 2,927,591**	$ 2,920,790
Mineral properties	**1,831,114**	**(293,528)**	**1,537,586**	1,518,225
	$ 7,415,305	**($ 2,950,128)**	**$ 4,465,177**	$ 4,439,015

6. PROPERTY AND EQUIPMENT

	May 31, 2004			February 29, 2004
	Cost	**Accumulated depreciation and amortization**	**Net book value**	Net book value
Office equipment and furniture	**$ 144,467**	**($ 104,202)**	**$40,265**	$ 45,058
Vehicles	**45,296**	**(26,316)**	**18,980**	20,051
	$ 189,763	**($ 130,518)**	**$ 59,245**	$ 65,109

7. EXPLORATION PROPERTIES

	February 29, 2004	Additions	**May 31, 2004**
South Africa-FSC (Gold)	$ 1,362,191	$ 285,701	**$ 1,647,892**
South Africa-Somkele (Coal)	1,467,635	38,806	**1,506,441**
South Africa-Dwaalboom (Gold)	128,373	12,219	**140,592**
Mali-Banankoro (Gold)	939,899	274,201	**1,214,100**
Kenya-Ndori (Gold)	139,261	48,986	**188,247**
Kenya-Siaya (Gold)	201,105	48,686	**249,791**
Namibia-Capricorn (Gold)	25,356	12,120	**37,476**
	$ 4,263,820	$ 720,719	**$ 4,984,539**

8. TRUST FUNDS AND RECLAMATION PROVISION

	May 31, 2004	February 29, 2004
Cash in trust	**$ 351,730**	$ 340,623
Rehabilitation guarantee – notional investment	**165,702**	102,626
	$ 517,432	$ 443,249

The Company has an environmental reclamation trust fund in South Africa. Payments to the fund are made in accordance with statutory requirements. The costs of environmental reclamation at Tweewaters Fuel (Pty) Ltd ("TWF") are estimated annually by independent consultants and recorded in the balance sheet. The costs of ongoing programs to prevent and control pollution and to rehabilitate the environment are charged against income as incurred. Income on the monies paid to the trust fund is set off against the expense for the year.

The Company entered into an insurance agreement during calendar 2003, in terms of which the insurer provides a guarantee for the funding of R5.1 million (approximately $1.07 million) in favour of the Department of Minerals and Energy for the reclamation liabilities as required in new legislation in South Africa (both figures represent 100%. AfriOre's attributable share is 50% thereof). This guarantee was increased in the quarter to R5.6 million (approximately $1.17 million) and together with the monies held in the trust fund, is sufficient to cover the outstanding reclamation liability. It is envisaged that the premium payments on the insurance policy will replace the contributions previously made to the trust fund on an annual basis.

The policy has a three year term and the underlying guarantee in the policy may be extended thereafter for a nominal annual fee.

The notional investment value represents the present value of the guaranteed funds after deduction of fees and finance costs.

9. DEBENTURE LIABILITY

On April 4, 2003, AfriOre raised gross proceeds of $1.5-million by issuing 1,500 units at $1,000 per unit. Each unit consists of one $1,000 principal amount debenture and 1,000 common share purchase warrants. The debentures have a term of 18 months. The interest rate on the debentures is 10% per annum, payable semi-annually in common shares based on a price per share equal to the greater of $0.55 and the weighted average trading price per share for the 20 consecutive trading days ending on the third trading day prior to the date on which interest is payable less the maximum applicable discount permitted by the Toronto Stock Exchange. The debentures represent the senior debt of AfriOre Limited and are secured by a pledge of all the securities of AfriOre International (Barbados) Limited, a wholly owned subsidiary. The debentures are redeemable by AfriOre at any time prior to maturity and accordingly are classified as a current liability.

These debentures have been classified into debt and equity components in the financial statements. The portion of the obligation representing the value of AfriOre's right to satisfy the interest obligation with common shares of $71,925 has been presented as other

paid-in equity in shareholders' equity. The equity component will accrete over the life of the debenture to ensure the carrying value is equal to the value of the interest obligation being settled in shares. The financial liability component at May 31, 2004 has been shown as a debenture liability of $1,451,091 classified as short-term and includes accrued accounting interest charges of $162,615.

10. DEBT

In December 2001, the IDC provided a loan in the form of a lease in the amount of R2.7-million to finance the acquisition of a new scoop tram at the colliery. The leased asset secured the loan. The loan was repaid in May 2004 and bore interest at the South African prime overdraft rate. Principal and interest were repayable monthly in accordance with the loan schedule.

Tweewaters Fuel (Pty) Limited ("TWF") obtained a credit facility from the IDC for R10 million that was fully drawn down by April 30, 2004. The loan is secured by a pledge of the moveable assets of TWF and by the pledge of the shares of TWF held by AfriOre (South Africa) Limited. The loan bears interest at the South African prime overdraft rate and is repayable in 36 equal monthly instalments, the first of which shall be paid on November 1, 2004.

	May 31, 2004	February 29, 2004
Loans from IDC:		
Operating	**$ 1,045,000**	$ -
Finance lease	**-**	19,776
	1,045,000	19,776
Less classified as current:		
Operating	**122,902**	-
Finance lease	**-**	19,776
	122,902	19,776
	$ 922,098	$ -

11. SHAREHOLDERS' EQUITY

(a) Shareholders' equity is comprised as follows:

	May 31, 2004	February 29, 2004
Capital stock (Note 2)	**$ 24,837,935**	$ 24,673,903
Other paid-in equity	**71,925**	145,273
Agents options and compensation warrants	**140,975**	140,975
Employees and directors options (Note 2)	**626,948**	-
Warrants	**765,953**	776,418
Contributed surplus	**855,491**	855,491
Deficit (Note 2)	**(21,232,348)**	(20,109,007)
Cumulative translation adjustment	**(79,817)**	(181,589)
	$ 5,987,062	$ 6,301,464

(b) Capital stock

The authorized capital of the Company consists of an unlimited number of common shares without par value.

	Shares	Amount
Balance February 28, 2003	**25,359,887**	**$ 21,654,764**
Private placement	4,801,390	1,977,718
Exercise of options (Note 2)	475,000	292,775
Exercise of warrants	604,827	472,115
Debenture Interest	110,594	75,206
Exercise of agent options & compensation warrants	262,958	187,850
Property acquisition	100,000	50,000
Balance February 29, 2004	**31,714,656**	**$ 24,710,428**
Exercise of warrants	65,000	52,715
Debenture Interest	116,864	74,792
Balance May 31, 2004	**31,896,520**	**$ 24,837,935**

(c) Other paid in equity

The debentures have been classified into debt and equity components in the financial statements (see note 9). The portion of the obligation representing the value of the Company's right to satisfy the interest obligation with common shares of $71,925 has been presented as other paid-in equity in shareholders' equity. The equity component will accrete over the life of the debenture to ensure the carrying value is equal to the value of the interest obligation being settled in shares.

(d) Agent Options and Compensation Warrants

On April 24, 2003 AfriOre granted a broker's compensation option to Standard Securities Capital Corp. ("Standard") in connection with the sale of units in a brokered private placement. The option enables a broker to purchase up to 8% of the units sold (137,958) in the private placement for $0.58 per unit for a period of 12 months following the closing date. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each of the 68,979 full warrants entitles the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.65 per share.

On April 30, 2003 AfriOre granted an advisory services compensation option to Standard enabling the holder to purchase 200,000 common shares of the Company at a price of $0.59 per share. The option has a term of two years.

A value of $0.184 was assigned to each compensation option, $0.160 to each compensation option warrant and $0.180 to each advisory services compensation option resulting in an amount of $72,421, reduced by the value of warrants exercised, which has been presented as "Agent Options and Compensation Warrants" in shareholders' equity.

On September 25, 2003 AfriOre granted a broker's compensation warrant to Coniston Investment Corp. ("Coniston") in connection with the sale of units in a brokered private placement. The warrant enables the broker to purchase up to 8% of the units sold (246,153) in the private placement for $0.80 per unit for a period of 18 months following the closing date. Each broker's compensation unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each of the 123,077 full warrants entitles the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.80 per share.

A value of $0.314 was assigned to each compensation option and to each full compensation share purchase warrant resulting in an amount of $115,938, reduced by the value of options exercised, which has been presented as "Agent Options and Compensation Warrants" in shareholders' equity.

(e) Warrants

On April 4, 2003 AfriOre raised gross proceeds of $1.5-million by issuing 1,500 units at $1,000 per unit. Each unit consists of one $1,000 principal amount debenture and 1,000 common share purchase warrants. The 1,500,000 warrants have a term of 24 months and are exercisable at a price of $0.55. A value of $0.169 was assigned to each warrant.

On April 24, 2003, AfriOre raised gross proceeds of $1,000,200 in a brokered private placement. The private placement was for 1,724,482 units priced at $0.58 per unit. Each unit is comprised of one common share of the Corporation and one-half of one common share purchase warrant. Each of the 862,241 full warrants entitles the holder thereof to purchase one common share for a period of 18 months following the closing date at an exercise price of $0.65 per share. A value of $0.161 was assigned to each warrant.

On September 25, 2003, AfriOre raised gross proceeds of $1,999,990 in a brokered private placement. The private placement was for 3,076,907 units priced at $0.65 per unit. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each of the 1,538,454 full warrants entitles the holder thereof to purchase

one common share for a period of 18 months following the closing date at an exercise price of $0.80 per share. A value of $0.314 was assigned to each warrant.

	Warrants	Weighted average price
Balance February 28, 2003	-	-
Granted	3,900,695	$0.67
Exercised	(604,827)	$0.62
Balance February 29, 2004	**3,295,868**	**$0.68**
Exercised	(65,000)	$0.65
Balance May 31, 2004	**3,230,868**	**$0.68**

(f) Summary of Outstanding Options (Note 2)

	Options	Weighted average price
Balance February 28, 2003	**2,400,000**	**$0.59**
Granted	670,000	$0.82
Expired	(100,000)	$0.80
Cancelled	(10,000)	$0.54
Exercised	(475,000)	$0.54
Balance February 29, 2004	**2,485,000**	**$0.65**
	-	-
Balance May 31, 2004	**2,485,000**	**$0.65**

At May 31, 2004, the following options to acquire common shares of the Company are outstanding:

No. of Common Shares Subject to Option	Exercise Price	Expiry Date
10,000	$0.80	April 19, 2005
75,000	$0.50	May 25, 2005
275,000	$0.50	Aug. 6, 2006
805,000	$0.54	Aug. 16, 2006
75,000	$0.60	Feb. 11, 2007
200,000	$0.67	May 13, 2007
375,000	$0.75	Sep 12, 2007
570,000	$0.80	Jun 3, 2008
100,000	$0.91	Dec.17, 2008
2,485,000		

All are exercisable immediately, except for the following options: 50,000 granted at $0.67 vest June 1, 2004.

(g) Property Acquisition Agreements

At May 31, 2004, 390,000 common shares are issuable (February 29, 2004 – 390,000) by the Company for exploration properties if the properties reach an advanced stage.

12. RELATED PARTY TRANSACTIONS

Included in the accounts are payments made to companies under the control or significant influence of officers and directors. These transactions are recorded at the exchange amount, being the amount agreed to by the parties. A summary of these transactions follows:

	Three months ended	
	May 31, 2004	May 31, 2003
Administrative services [1]	**$ 77,250**	$ 77,250

1. AfriOre carries on business outside Canada. AfriOre purchases administrative, advisory and investor relations services from a company that shares a common director to assist in fulfilling its ongoing obligations as a reporting issuer listed for trading on a stock exchange in Canada. A contract effective August 2001 provides for monthly payments of $25,750 by AfriOre. The contract has a term of two years and automatically renews for one year. AfriOre may terminate the agreement after the first year by either giving 12 months notice or 90 days notice and paying $80,000.

AfriOre maintains its bank account in Barbados with a firm managed by a director that provides general banking services at market rates.

13. EARNINGS (LOSS) PER COMMON SHARE

(a) The following table sets forth the computation of diluted earnings per share.

	Three months ended	
	May 31, 2004	May 31, 2003
(i) Basic		
Numerator		
Loss for the year	**($ 459,868)**	($ 380,792)
Denominator		
Weighted average number of shares	**31,838,088**	26,267,862
Basic loss per share	**($ 0.01)**	($ 0.01)
(ii) Diluted		
Loss for the year	**(459,868)**	(380,792)
Denominator		
Weighted average number of shares	**31,838,088**	26,267,862
Potential issuance of shares from stock options	**-**	-
	31,838,088	26,267,862
Diluted loss per share	**($ 0.01)**	($ 0.01)
Average quoted market price	**$ 0.68**	$ 0.64

14. JOINT VENTURE

AfriOre's interest in the SLJV is its only reportable segment. The SLJV produces and markets anthracite. The accounting policies used in these segments are the same as those described in Note 1.

	Three months ended May 31, 2004			Three months ended May 31, 2003		
	SLJV	**Corporate and other**	**Total**	SLJV	Corporate and other	Total
Revenues						
Domestic sales	**$1,541,595**	**$ –**	**$1,541,595**	$1,190,220	$ –	$1,190,220
Export sales	**1,510,257**	**–**	**1,510,257**	592,180	–	592,180
	3,051,852	**–**	**3,051,852**	1,782,400	–	1,782,400
Production costs	**(2,786,462)**	**–**	**(2,786,462)**	(1,404,074)	–	(1,404,074)
Depreciation and amortization	**(140,786)**	**(11,847)**	**(152,633)**	(156,240)	(11,848)	(168,088)
	124,604	**(11,847)**	**112,757**	222,086	(11,848)	210,238
Other income and expenses	**(189,908)**	**288,714**	**98,806**	(201,199)	266,375	65,176
Corporate and exploration expenses	**(39,109)**	**(532,508)**	**(571,617)**	(42,910)	(613,296)	(656,206)
Income (loss) before tax	**(104,413)**	**(255,641)**	**(360,054)**	(22,023)	(358,769)	(380,792)
Taxes (recovery)	**–**	**99,814**	**99,814**	–	–	–
Net income (loss)	**$(104,413)**	**($ 355,455)**	**($ 459,868)**	($ 22,023)	($ 358,769)	($ 380,792)
Total assets						
South Africa	**$8,922,500**	**$2,917,100**	**$11,839,600**	$8,372,162	$1,654,618	$10,026,78 0
Other Africa	**–**	**1,689,615**	**1,689,615**	–	263,604	263,604
Barbados/Canada	**–**	**3,349,554**	**3,349,554**	–	2,969,294	2,969,294
	$8,922,500	**$7,956,269**	**$16,878,769**	$8,372,162	$4,887,516	$13,259,678
Cash from operating activities	**$656,147**	**$(397,000)**	**$259,147**	$(168,258)	$(333,793)	$(502,051)
Cash from investing activities	**(1,015,815)**	**(806,926)**	**(1,822,741)**	(124,824)	(241,258)	(366,082)
Cash from financing activities	**833,451**	**231,415**	**1,064,866**	57,595	2,552,834	2,610,429

On April 30, 1999, AfriOre completed the acquisition of a joint venture interest. The joint venture consists of TWF and the SLJV. In order to effect the acquisition, the Company contributed certain mineral properties (the "Coal Properties") and in return the joint venture partner contributed cash of $6.2 million. TWF was purchased by the joint venture for R25.25 million in cash ($6.2 million) and R10 million ($2.4 million) due in 2004. The fair value of the amount due in 2004 (the "deferred purchase price") was estimated to be $1.0 million (AfriOre's share $0.5 million) at the time of the acquisition. The discount from face value was being amortized over the term to maturity. The liability of $986,562 as recorded at February 29, 2004 was settled in the quarter ended May 31, 2004.

Directors
Stuart R. Comline
G. Michael van Aswegen
Derek L. Kyle
Thomas A. Di Giacomo
E. Adrian Meyer
Warren E. Newfield
Martin L. Rosser

Registered Head Office
41 Roebuck Street
Bridgetown
Barbados
Tel: 212-386-5496
Fax: 212-386-5425
E-mail: info@afriore.com
Web: www.afriore.com
TSX symbol: AFO
Listed in Standard & Poor's Corporation Records

Management
Stuart R. Comline, Chairman
G. Michael van Aswegen, President & CEO
Bruce P. Tanner, CFO & COO Coal Operations
Mark R. Snelling, Vice President, Operations
Vere Brathwaite, Secretary

South African Office
Ground Floor, Tuscany Office Park V
6 Coombe Place
PO Box 766, Rivonia 2128
Sandton, South Africa
Tel: 2711-803-5909
Fax: 2711-803-5692
E-mail: adminjhb@afriore.co.za

CUSIP: 007972
SEC 12g 3-2 (b) exemption 82-4514

AFRIORE

Management Discussion and Analysis
May 31, 2004
Unaudited, prepared by management

MANAGEMENT DISCUSSION AND ANALYSIS

The Management Discussion and Analysis (MD&A) for this interim period should be read in conjunction with the interim consolidated financial statements. It has been prepared with the understanding that all readers are already familiar with the MD&A for the fiscal period ended February 29, 2004, contained in the Company's Annual Report. The MD&A has been prepared to give shareholders an assessment of not only what the Company has accomplished in the past fiscal period but also of what management initiatives have been taken to increase shareholder value for the future.

General

AfriOre is the operator of a specialized coal and anthracite mining business in South Africa through its 50% interest in the Springlake Joint Venture ("SLJV"). The production figures reported below represent the total colliery output. AfriOre's attributable share of the Springlake operation's figures in this section is 50%. All financial figures show AfriOre's proportionate 50% share of the joint venture. In addition, AfriOre has a portfolio of other anthracite and active gold exploration projects in a number of countries in Africa, and passive interests in diamond exploration projects in Botswana.

Results of Operations

The net loss for the three months ended May 31, 2004, was $459,868 or $0.01 per share (basic and diluted) compared to a net loss of $380,792 or $0.01 per share (basic and diluted) for the quarter ending May 31, 2003.

	Three months ended May 31,	
	2004	2003
Run-of-mine coal production, tonnes		
Underground	**117,200**	179,572
Open pit	**58,864**	16,585
	176,064	196,157
Tonnes processed	**180,186**	196,900
Recovery	**71.9%**	57.6%
Net production, tonnes	**129,593**	113,495
Sales, tonnes	**159,488**	104,503
Revenue attributable to AfriOre	**$3,051,852**	$1,782,400
Production costs attributable to AfriOre	**$2,786,462**	$1,404,074

The following comments pertain to the comparison of the current quarter to the same quarter last year. At the SLJV's **coal operation,** underground production is below levels experienced last year as the effects of the downsizing of the workforce in August 2003 and the presence of dyke intrusions hampered underground production. Production from the open-pit section was higher than for the same period last year as conventional open-pit mining was resumed after the augering of the high-walls in the same quarter last year. Canadian Dollar revenues are higher than for the comparable period last year due to an additional 54,985 tonnes being sold at improved Dollar prices, with a 12.2% increase in the C$ price per tonne received. Margins continue to be squeezed by the stronger Rand against the US$ and C$, with the 12.2% increase mentioned above reducing to a 2.46% increase in the Rand price per tonne received. Operating costs per tonne were affected by the reduced throughput, Rand inflation and the stronger Rand against the C$. **Other income and expenses** has improved slightly for the three month period, due largely to increased management fees received from the SLJV and the FSC gold project joint venture partners and reduced foreign exchange losses in the quarter ended May 31, 2004. **Corporate and exploration expenses** reduced year on year as the exploration and project evaluation expenditure focus has moved to progressing the current exploration properties held, as evidenced by the increased levels of deferred exploration expenditure in the current year compared to the same period in 2003. Furthermore, the three months to May 31, 2003 included $43,500 debenture financing costs which did not re-occur in the current quarter.

Quarterly Data (restated, see Note 2 to the consolidated financial statements)

	May 31,		February 29/8,		November 30,		August 31,	
	2004	2003	2004	2003	2003	2002	2003	2002
Revenue ($)	3,051,852	1,782,400	1,507,638	2,844,119	2,311,816	1,456,516	2,525,235	3,193,355
Net income (loss) ($)	(459,868)	(590,792)	(678,909)	(516,031)	(675,662)	(552,841)	(1,280,980)	(448,462)
Basic and diluted earnings (loss) per share	($0.02)	($0.02)	($0.02)	($0.02)	($0.02)	($0.02)	($0.05)	($0.02)

Investing

Expenditures on the coal assets in the quarter ($54,967) have decreased from last year ($124,825). Capital expenditure at the SLJV is being held back until margin pressures and the Rand price of coal sales improve. Capitalized exploration for the three months to May 31, 2004 has increased to $720,719 from $238,847 as AfriOre continues field exploration on its projects in Mali, Kenya, Namibia and South Africa.

The deferred purchase price of R10 million (AfriOre's share R5 million) payable to Kangra (Pty) Limited ("Kangra") for the acquisition of the Springlake Colliery was settled in the current quarter.

Financing

Tweewaters Fuel (Pty) Limited received a R10 million loan facility, which was fully drawn down in the current quarter, from the Industrial Development Corporation of South Africa ("IDC"). The loan is secured over the moveable assets of the Springlake Colliery and by the cession of the shares of Tweewaters Fuel (Pty) Limited held by AfriOre (South Africa) Limited. The loan bears interest at the South African prime banking rate, is repayable in 36 equal monthly instalments commencing on November 1, 2004. The proceeds of the financing were used to settle the deferred purchase payment due to Kangra.

Cash Flow and Liquidity

Cash reduced $467,957 in the quarter to $3,931,205 at May 31, 2004, due largely to the increased capitalized exploration expenditure of $720,719. An additional US $150,000 advance was received from Wits Basin Precious Minerals Inc. ("WBPM") in terms of the FSC gold project joint venture agreement. WBPM has now made total advances of US $1.95 million.

Cash inflows received from operations for the three months to May 31, 2004 were $259,147 compared to a $502,051 outflow in the comparable period for 2003. The improved operating cash flows were as a result of a conscious decision taken by management to reduce the investment in working capital at the SLJV in order to bolster cash flows. The debenture liability of $1.5 million is payable on or before October 3, 2004. It is envisaged that a portion of the proceeds received from the restructuring of the coal assets (previously commented on in the 2004 annual report) and the introduction of strategic South African empowerment partners will fund the settlement of the debenture liability.

Contractual Commitments

The table below summarizes the Company's contractual commitments.

	Year to Feb 28, 2005 **$**	**Years 1-3** **$**	**Years 4+** **$**
Capital repayments – operating loan	122,902	922,098	–
SLJV – mining & services contracts	898,668	380,097	250,283
Exploration services contracts and minimum license fees.	141,962	71,962	–
Debenture liability	1,500,000	–	–
Lease – office premises	107,131	118,002	–

With the exception of the above, AfriOre's planned expenditures on exploration in the coming year are not commitments. If exploration results are not promising the Company can withdraw from a project by surrendering its interests earned.

Exploration projects developments

AfriOre received encouraging results on several of its gold exploration projects during the quarter.

In Mali, following the successful first phase drilling program carried out by AfriOre in calendar 2003 at the Bagama high grade gold prospect, exploration has continued on the Banankoro joint venture area. The results of an high resolution aeromagnetic survey of the entire project area, carried out at the end of the last quarter, have been interpreted. This has added to the understanding of lithological and structural geological controls in the vicinity of the high grade gold mineralization intersected at Bagama and has defined extensions to the Bagama prospect as well as other drill targets on the Banankoro project area.

AfriOre has continued its initial three drillhole programme on the FSC project in South Africa after a comprehensive analysis of data from an aeromagnetic survey and the reprocessing of seismic and gravity data. The first, Drillhole 47, was completed during the quarter after penetrating a major succession of Proterozoic rocks. The program is anticipated to include some 6,300 metres of drilling and is aimed at intersecting stratigraphic units related to Witwatersrand gold deposits, in the depth range of 1,100 metres to 1,700 metres below surface.

An extensive mapping, sampling and trenching program was carried out in calendar 2003 by AfriOre on the Siaya and Ndori projects in Kenya. Follow up drilling, which commenced in the previous quarter, continued throughout the period. This has led to the discovery of a broad zone of low grade gold mineralization at the Masumbi project, and further drilling is in progress.

At AfriOre's Capricorn project, adjacent to the new Otjikoto gold discovery in northern Namibia, the interpretation of high resolution aeromagnetic data has identified five clusters of magnetic anomalies with a cumulative strike length of 19 kilometres. Follow up soil geochemical and induced polarization surveys have been undertaken to better define drilling targets. During the quarter, the awarding of prospecting rights over an additional 77,517 hectares has further consolidated AfriOre's ground holding on the project over a total area of 181,392 hectares.

Efforts to secure an operating permit for the Dwaalboom gold project in South Africa continued during the quarter. It is anticipated that the permit, which is necessary for the commencement of field exploration, will be awarded in the near future.

Outlook

We anticipate that the continued strength of the Rand, particularly against the US Dollar, will adversely affect profitability at the SLJV in the year ahead.

We will continue with our expanded gold exploration program on projects in South Africa, Mali, Namibia and Kenya as well as pursuing the review and acquisition of additional precious metal projects.

This quarterly report contains forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Risk and uncertainties about the Company's business are more fully discussed in the Management Discussion and Analysis published in the Company's Annual Report and in AfriOre's Annual Information Form.